

December 19, 2013

<u>Via E-mail</u>
Thomas G. Dundon
Chief Executive Officer
Santander Drive Auto Receivables LLC
8585 North Stemmons Freeway, Suite 1100-N
Dallas, Texas 75247

> **Re:** **Santander Drive Auto Receivables LLC**
> **Registration Statement on Form S-3**
> **Filed November 22, 2013**
> **File No. 333-192513**

Dear Mr. Dundon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>Prospectus Supplement</u>
<u>The Offered Notes, page S-2</u>

1. We note that the allocation of the principal balance between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing. We also note your risk factor on page S-24 states that "investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes." It appears that the allocation of the principal balance between classes would be material to investors, in particular those investors purchasing the Class A-2-A or Class A-2-B notes. Please explain to us why you believe the information about the allocation of the principal balance would not need to be conveyed to investors prior to entering into commitments.

Affiliations and Certain Relationships, page S-33

2. We note that Santander Consumer USA, Inc. ("SCUSA") is identified as an affiliated party in its capacity as servicer, sponsor, and administrator; however, SCUSA is not identified as an affiliated party in its capacity as an originator. Please revise this disclosure to reflect SCUSA as an originator.

The Receivables Pool, page S-33

3. We note your disclosure on pages S-30 to S-32 that the receivables may be originated or acquired through a variety of channels. Please revise to indicate that you will describe the origination channels relating to the pool assets that will be securitized. Refer to Item 1111(b)(13) of Regulation AB.

The Transfer Agreements and the Administration Agreement, page S-68

4. We note on page 26 of the base prospectus that the prospectus supplement will more fully describe representations and warranties made by the originator, the depositor, or another entity about the receivables. Please revise here to indicate that you will provide disclosure about the representations and warranties.

Base Prospectus
The Receivables Pools, page 14

5. We note your first sentence states that the receivables "will be selected by the depositor based upon the satisfaction of certain criteria." However, your second sentence states that the receivables will be selected using selection procedures that were not known or intended by "SCUSA or the servicer to be adverse to the related issuing entity." Please explain why the second sentence relates to the servicer and not to the depositor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3313 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Angela M. Ulum, Esq.
        Mayer Brown LLP